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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on November 27, 2012

Press release

Luxottica becomes a minority financial partner of Salmoiraghi & Viganò

Luxottica to inject capital for a 36% stake, Salmoiraghi & Viganò

to retain control of company operations

Milan, November 27, 2012 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.R.L, the sole shareholder of Salmoiraghi & Viganò, announced an agreement today whereby Luxottica will subscribe for newly issued shares of Salmoiraghi & Viganò resulting in a 36% equity stake in the Italian optical retailer.

The transaction, which is valued at Euro 45 million is aimed at providing Salmoiraghi & Viganò with the resources required to re-establish its financial resources and to support its future growth.

“In the last few years, the Italian eyewear sector has undergone many important changes”, commented Andrea Guerra, Chief Executive Officer of Luxottica. “With this investment, we aim to provide the sector’s leading Italian chain with additional resources and allow it to pursue its growth projects. Luxottica will become a financial partner while operations will remain with Salmoiraghi & Viganò. This transaction demonstrates our commitment to finding solutions for our business partners, providing concrete support to the market and looking optimistically to the future of our country”.

“This partnership,” added Dino Tabacchi, Chairman and major shareholder of Salmoiraghi & Viganò, “represents a great opportunity for our company, with its history dating back over 150 years and a network of approximately 500 sales outlets in Italy, to strengthen our brand in the Italian market. We are extremely delighted to enter into an arrangement with Luxottica, which will allow us to carry on with our company’s development plans”.

Salmoiraghi & Viganò is a leading Italian company in the eyewear retail sector and owns approximately 500 stores across Italy. For the fiscal year ended September 30, 2012, the Company posted annual net sales of approximately Euro 170 million.

Under the agreement, Luxottica and Salmoiraghi & Viganò Holding, commencing in 2017, will have the right to exercise a call option to acquire the shares both companies do not own. The transaction is subject to satisfaction of customary conditions, including obtaining regulatory approval in Italy.

Luxottica Group - Contacts

Cristina Parenti
Group Corporate Communication and Public Relations Director
Tel.: +39 (02) 8633 4683
E-mail: cristina.parenti@luxottica.com

Ana Iris Reece
Group Financial and Corporate Press Office Manager
Tel.: +39 (02) 8633 4912
Email: anairis.reece@luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,100 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com

Salmoiraghi & Viganò - Contacts

Ufficio Stampa

Image Building Tel.: +39 (02) 89011300

E-mail: S&V@imagebuilding.it

Salmoiraghi & Viganò

Founded in 1974 by the merger of two historical brands, started respectively by Angelo Salmoiraghi and Angelo Viganò in the mid-nineteenth century, Salmoiraghi & Viganò is the Italian leading company in the eyewear retail market, with over 500 stores spread throughout the country and a market share of 8%.

In 2002 the ownership of the chain was acquired 100% by the entrepreneur Dino Tabacchi, with the aim to continue a path of development of the stores network.  Tabacchi has transformed the optical stores into retail stores and has enriched the offer with innovative and differentiated products. Winning the “2012 Retailer of the Year” award for the third consecutive year confirms that Salmoiraghi & Viganò is the optical chain preferred by the Italian customers, thanks to the professionalism of its staff and to the innovative service and trade policies.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the current uncertain international economic outlook, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Set forth below is the text of a press release issued on November 30, 2012

Press release

Luxottica executes Alain Mikli purchase agreement

Milan (Italy), November 30, 2012 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announced the signing of a purchase agreement to acquire 100% of Alain Mikli International, a French luxury and contemporary eyewear company.  The execution of the agreement follows the positive outcome of the consultation process with the Alain Mikli Works Council.

The transaction, with an enterprise value of approximately Euro 90 million, was previously announced on November 2, 2012. As a result of this acquisition, Luxottica will significantly strengthen its luxury brand portfolio.

Luxottica Group - Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
E-mail: cristina.parenti@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece
Group Financial and Corporate Press Office Manager
Tel.: +39 (02) 8633 4912
Email: anairis.reece@luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,100 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the current uncertain international economic outlook, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: November 30, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

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